UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                          July                            , 2005
                -----------------------------------------------------------


                                Golar LNG Limited
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                 (Translation of registrant's name into English)


             Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM
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              08, Bermuda (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F   [X]              Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]                No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated July 6, 2005.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Golar LNG Limited
                                -----------------
                                  (Registrant)




Date  July 22, 2005                           By: /s/ Graham Robjohns
                                                  ----------------------
                                                      Graham Robjohns
                                                   Chief Accounting Officer



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                                                                    Exhibit 99.1
                                                                    ------------


                                    Golar LNG

Insider Transaction
-------------------

World Shipholding Ltd. has through market purchases done July 6 purchased
1.500.000 shares in Golar LNG Ltd. at a price of NOK 85 per share. This purchase brings World Shipholdings total holding in Golar LNG to 29.562.000 shares or 45,1% of the share capital.


July 6, 2005
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda



03849.0004 #589246